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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio data)

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
EARNINGS(1)
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$588	$560	$823	$1,449	$1,426	$1,143
add: Fixed charges	304	588	548	457	424	380
add: Distributed income of equity investees	136	216	214	105	55	40
add: Amortization of capitalized interest	3	7	6	4	3	2
less: Capitalized interest	(15)	(47)	(57)	(48)	(38)	(36)

Total Earnings	$1,016	$1,324	$1,534	$1,967	$1,870	$1,529

FIXED CHARGES(1)
Interest expensed and capitalized	$271	$524	$495	$410	$381	$346
Portion of rent expense related to interest (33.33%)	33	64	53	47	43	34

Total Fixed Charges	$304	$588	$548	$457	$424	$380

Preferred unit distributions(2)(3)	69	122	—	—	—	—

Total Combined Fixed Charges and Preferred Unit Distributions	$373	$710	$548	$457	$424	$380

RATIO OF EARNINGS TO FIXED CHARGES(4)	3.35x	2.25x	2.80x	4.30x	4.41x	4.03x
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(2)(3)(4)	2.72x	1.86x	—	—	—	—

(1)
For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred unit distributions, "earnings" consists of pre-tax income from continuing operations before income from equity investees plus fixed charges (excluding capitalized interest), distributed income of equity investees and amortization of capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt expense (including discounts and premiums relating to indebtedness) and the portion of rental expense on leases deemed to be the equivalent of interest.

(2)
Because no preferred units were outstanding for any of the years ended December 31, 2015, 2014, 2013 and 2012, no historical ratio of earnings to combined fixed charges and preferred unit distributions are presented for those years.

(3)
The distribution requirement of our Series A convertible preferred units (the "Series A Preferred Units") was paid in additional Series A Preferred Units for the year ended December 31, 2016 and the six months ended June 30, 2017. We issued 2,653,323 additional Series A Preferred Units in lieu of cash distributions of $69 million for the distributions pertaining to the six months ended June 30, 2017, and we issued 4,646,499 additional Series A Preferred Units in lieu of cash distributions of $122 million for the distributions pertaining to the year ended December 31, 2016.

(4)
Ratios may not recalculate due to rounding.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS (in millions, except ratio data)